50 3/4/03

03002438

UF 3-3-03 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waters, Parkerson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Avenue - Suite 512
(No. and Street)

New Orleans (City) Louisiana (State) 70130 (Zip Code)

RECD S.E.C.
FEB 27 2003
538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie W. Burlingame 504/588-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pedelahore & Co., L.L.P., Certified Public Accoutants
(Name – *if individual, state last, first, middle name*)

1010 Common St., Suite 2100 (Address) New Orleans (City) Louisiana (State) 70112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, David T. Pointer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waters, Parkerson & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

James W Burlingame III

Notary Public For Orleans Parish For Life Louisiana

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waters, Parkerson & Co., Inc.

Financial Report

Year Ended December 31, 2002

Table Of Contents

PEDELAHORE & CO. LLP
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of Waters, Parkerson & Co., Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters, Parkerson & Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pedelahore & Co., LLP

February 14, 2003

1010 Common Street, Suite 2100, New Orleans, LA 70112 (504) 522-8708
Members - American Institute of CPA's - Society of Louisiana CPA's

Liabilities And Stockholders' Equity

Liabilities	
Payable to brokers-dealers and clearing organizations	$ 154,070
Payable to customers	228,060
Accounts payable and accrued expenses	559,768
Income taxes payable	7,916
	949,814
Commitments and contingent liabilities	
Stockholders' Equity	
Common stock, authorized 10,000 shares at no par value, issued 8,710 shares	183,168
Additional paid-in capital	176
Retained earnings	1,082,828
Less 4,269 shares of common stock in treasury, at cost	(201,535)
	1,064,637
	$ 2,014,451

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Income

For the Year Ended December 31, 2002

Revenues	
Commissions	$ 1,618,279
Investment supervision fees	3,206,358
Interest and dividends	21,483
Other income	485,724
	5,331,844
Expenses	
Employee compensation and benefits	4,013,544
Commissions and floor brokerage	61,906
Communications and data processing	134,944
Occupancy and equipment rentals	282,342
Interest	5,221
Taxes, other than income taxes	5,732
Other expenses	720,092
	5,223,781
Income before income taxes	108,063
Provision for income taxes	37,516
Net Income	$ 70,547
Earnings per share of common stock, based on 4,441 shares outstanding	$ 15.89

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co., Inc.

Statement Of Changes In Stockholders' Equity

For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, beginning	$ 183,168	$ 176	$ 1,012,281	$ (201,535)	$ 994,090
Net income			70,547		70,547
Balance, ending	$ 183,168	$ 176	$ 1,082,828	$ (201,535)	$ 1,064,637

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Changes In Subordinated Borrowings

For theYear Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$	135,000
Decreases:		
Payments on subordinated loan agreements		135,000
Subordinated borrowings at December 31, 2002	$	-

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Cash Flows

For the Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net income	$ 70,547
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	30,870
Unrealized loss on firm securities	15,000
(Increase) decrease in:	
Deposits with clearing organizations and others	(10,802)
Receivable from customers	(197,426)
Other assets	(5,125)
Increase (decrease) in:	
Payable to brokers-dealers and clearing organizations	135,936
Payable to customers	(271,880)
Accounts payable and accrued expenses	(773,275)
Income taxes payable	7,491
Net cash used by operating activities	(998,664)
Cash Flows From Investing Activities	
Purchases of equipment	(17,977)
Net cash used by investing activities	(17,977)
Cash Flows From Financing Activities	
Payments of subordinated loan agreements	(135,000)
Net cash used by financing activities	(135,000)
Net Decrease in Cash and Cash Equivalents	(1,151,641)
Cash and cash equivalents at beginning of year	2,534,860
Cash and cash equivalents at end of year	$ 1,383,219

The Notes to Financial Statements are an integral part of these financial statements.

Notes To Financial Statements

Note 1. Significant Accounting Policies

Organization and Nature of Business

Waters, Parkerson & Co., Inc. (the Company) is a Louisiana Corporation. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers (NASD).

Basis of Presentation

The Company maintain its books on the accrual method of accounting and is engaged in a single line of business as a securities broker-dealer, which comprises several services, including investment portfolio management, advisory services and execution of trade orders and transactions.

Securities Transactions

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

Marketable securities are valued at market values, and securities not readily marketable are valued at estimated fair values as determined by management, which approximates their cost.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation

Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvements. Depreciation and amortization charged to operations in 2002 was $30,870.

Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents include money market accounts and highly liquid investments with original maturities of less than ninety days.

Notes To Financial Statements

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances totals $1,910,976.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Cash Segregated Under Federal Regulations

Cash of $1,349,004 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3. Receivable From And Payable To Broker-Dealers And Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivables	Payable
Securities failed-to-receive	$ -	$ 154,070

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Notes To Financial Statements

Note 4. Receivable From And Payable To Customers

Amounts receivable from and payable to customers include amounts due on uncompleted transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 5. Securities Owned

Securities owned consist of investment securities including corporate stocks and warrants.

Note 6. Line Of Credit

The Company has a $2,000,000 revolving line of credit with a bank. Interest is payable monthly at the bank's prime rate. The note is secured by all property (i.e., all accounts, funds, securities, or financial instruments) owned by the Company, or in which the Company has an interest, that is on deposit with or held by the bank. None of the line of credit had been utilized at December 31, 2002.

Note 7. Subordinated Borrowings

There were no borrowings under subordination agreements at December 31, 2002.

Note 8. Retirement Plans

The Company provides a 401(k) profit sharing plan for the benefit of eligible employees. The plan provides for partial vesting after two years and full vesting after six years of service. Also, employees can elect through salary reduction to contribute to the plan as allowed by Section 401(k) of the Internal Revenue Code. Company profit sharing and 401(k) contributions to the plan are discretionary as determined by the Company's board of directors. For 2002, the Company contributed $125,000 to the plan.

Note 9. Operating Lease Commitments And Related Party Transactions

The Company leases an automobile and software from Portfolio Partners, Inc. All officers of Portfolio Partners, Inc. are officers of the Company. The lease agreements state that the company is responsible for taxes, insurance and maintenance of the property. All of the agreements are for a term of thirty-four months and expire in December 2002. Annual rentals for 2002 were approximately $10,200. Additionally, in December 2002 upon expiration of

the leases, the Company decided to purchase the automobile and software described above at a cost of $7,000 and $2,000, respectively.

On August 1, 2000, the Company signed a new thirty-six month lease for its office premises at a base rent of $6,824 per month. Annual rent expense for 2002 expense was $81,890. Future annual rentals under this lease are approximately as follows:

2003	$ 47,769

The Company also leases automobiles from Ford Motor Credit Company and Toyota Financial Services. All of the agreements are for a term of thirty-six months. Total lease payments for 2002 were $27,451. Future annual rentals are approximately as follows:

2003	$ 7,877

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "Applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $886,791, which was $636,791 in excess of its required net capital of $250,000. The Company's net capital ratio was .8139 to 1.

Note 11. Income Taxes

Provision for income taxes and the effect of related prepayments at December 31, 2002 is as follows:

	Federal	State	Total
Provision	$ 33,157	$ 4,359	$ 37,516
Prepayments	(27,200)	(2,400)	(29,600)
Balance	$ 5,957	$ 1,959	$ 7,916

Note 12. Subsequent Events

In January 2003, the Company signed agreements to lease two automobiles at monthly rentals of $399 and $600 each over the next thirty-six months.

Supplementary Information

Schedule 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters, Parkerson & Co., Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 1,064,637	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			1,064,637	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,064,637	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 165,346	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460] number of items [3470]		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges	5,000	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(170,346)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 894,291	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants	7,500	3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(7,500)	3740
10.	Net Capital			$ 886,791	3750

OMIT PENNIES

NOTE: Net capital in the most recent focus report filed by the firm was $895,296.

See attached reconciliation of the difference of $8,505

Waters, Parkerson & Co., Inc.
Reconciliation of Net Capital Computation
With The Most Recent FOCUS Report Filed By Firm
December 31, 2002

Schedule 1 (continued)

	Total Allowable Assets	Total Nonallowable Assets	Total Ownership Equity	Net Capital
Amount reported on most recent FOCUS Report filed by Firm	$ 1,849,694	$ 165,346	$ 1,073,142	$ 895,296
Year-end and auditor's adjustments	(589)	-	(8,505)	(8,505)
Amount per Audit Report	$ 1,849,105	$ 165,346	$ 1,064,637	$ 886,791

Schedule 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters, Parkerson & Co., Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 226,796	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	154,070	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 380,866	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 163,694	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 163,694	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$ 163,694	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	217,172	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	228,031	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	1,349,004	4510
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities	(250,000)	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$ 1,099,004	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly ______ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Schedule 3

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters, Parkerson & Company, Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... 52 $ ______ 4550
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ..... ______ 4560
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ______ 4335 ______ 4570
   - D. (k)(3) — Exempted by order of the Commission ..... ______ 4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $ 0.00 4586
   - A. Number of items 0.00 4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $ 0.00 4588
   - A. Number of items 53 0.00 4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes X 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).